[redacted]

12012235

SEC
Mail Processing
Section

FEB 29 2012

Washington, DC
125

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 8-12745

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Securities Management and Research, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 Tama Street, Building B
(No. and Street)

Marion	Iowa	52302
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dan Wegmann (319) 447-5700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – *if individual, state last, first, middle name*)

221 3rd Ave. SE STE. 300	Cedar Rapids	Iowa	52401
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dan Wegmann, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Securities Management and Research, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICHELLE R. HARTZELL
COMMISSION NO. 163625
MY COMMISSION EXPIRES
January 22, 2013

NOTARIAL SEAL IOWA

Michelle R. Hartzell
Notary Public

Dan Wegmann
Signature

CFO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

Securities Management and Research, Inc.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

Financial Report
December 31, 2011

Contents

McGladrey

Independent Auditor's Report

To the Board of Directors and Stockholder
Securities Management and Research, Inc.
Marion, Iowa

We have audited the accompanying statement of financial condition of Securities Management and Research, Inc. (Company) as of December 31, 2011, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Securities Management and Research, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II, and III required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion the information is fairly stated in all material respects in relation to the financial statements as a whole.

McGladrey & Pullen, LLP

McGladrey & Pullen, LLP

Cedar Rapids, Iowa
February 21, 2012

Member of the RSM International network of independent accounting, tax and consulting firms.

Securities Management and Research, Inc.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

Statement of Financial Condition
December 31, 2011

Assets		
Cash and cash equivalents	$	1,193,611
Commissions receivable		112,116
Other receivables		26,712
Short-term investments		107,534
Property and equipment		78,882
Other assets		27,449
Intangibles assets, less accumulated amortization of $61,236		551,140
	$	2,097,444

Liabilities and Stockholder's Equity		
Liabilities:		
Commissions payable	$	59,438
Accounts payable and other accrued expenses		180,086
Income taxes payable		10,944
Deferred income taxes		242,000
Total liabilities		492,468
Commitments and contingencies (Note 7)		
Stockholder's equity:		
Common stock, par value $1 per share authorized, issued and outstanding 1,000,000 shares		1,000,000
Additional paid-in capital		(999,999)
Retained earnings		1,604,975
Total stockholder's equity		1,604,976
	$	2,097,444

See Notes to Financial Statements.

Securities Management and Research, Inc.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

Statement of Income
Year Ended December 31, 2011

Revenues:		
Commissions	$	4,308,689
Fee income		46,022
Interest and dividends		12,529
Other		398,884
Total revenues		4,766,124
Expenses:		
Commissions		3,213,459
Employee compensation		186,574
Employee benefits		31,182
Management fees		397,000
Professional fees		46,445
Occupancy		5,576
Stock reporting services		52,667
Data processing		202,066
Depreciation and amortization		71,180
Other general and administrative expenses		194,376
Total expenses		4,400,525
Income before income taxes		365,599
Income tax expense		137,235
Net income	$	228,364

See Notes to Financial Statements.

Securities Management and Research, Inc.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

Statement of Changes in Stockholder's Equity
Year Ended December 31, 2011

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2010	$ 1,000,000	$ (999,999)	$ 1,376,611	$ 1,376,612
Net income	-	-	228,364	228,364
Balance, December 31, 2011	**$ 1,000,000**	**$ (999,999)**	**$ 1,604,975**	**$ 1,604,976**

See Notes to Financial Statements.

Securities Management and Research, Inc.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

Statement of Cash Flows
Year Ended December 31, 2011

Cash Flows from Operating Activities:		
Net income	$	228,364
Adjustments to reconcile net income to net cash flows provided by operating activities:		
Depreciation and amortization		71,180
Deferred income taxes		6,235
Change in assets and liabilities:		
Commissions receivable		(112,116)
Other receivables		(12,807)
Short term investments		(107,534)
Other assets		(9,262)
Income taxes payable		10,944
Commissions payable		42,964
Accounts payable and other accrued expenses		169,608
Net cash flows provided by operating activities		287,576
Cash Flows from Investing Activities:		
Purchase of property and equipment		(88,825)
Net cash flows (used in) investing activities		(88,825)
Increase in cash and cash equivalents		198,751
Cash and Cash Equivalents:		
Beginning		994,860
Ending	$	1,193,611
Supplemental Disclosures of Cash Flow Information:		
Income taxes paid to parent company	$	120,056

See Notes to Financial Statements.

Note 1. Nature of Business and Significant Accounting Policies

Nature of business:

Securities Management and Research, Inc. (Company) is a wholly owned subsidiary of ONE Financial, Inc. which is a wholly owned subsidiary of Berthel Fisher & Company (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of The Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of the Rule. Essentially, the requirements of Paragraph (k)(2)(i) requires that the Company maintain a Special Account for the Exclusive Benefit of Customers.

Significant accounting policies:

Cash and cash equivalents: The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Short-term investments: Short-term investments consist of a certificate of deposit with a maturity of approximately eight months.

Receivables: Commissions receivable primarily consists of commission and transaction-related receivables.

Use of estimates: The preparation of financial statements, in conformity with generally accepted accounting principles in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. A significant estimate included in the financial statements is the amortization period of definite-lived intangible assets.

Intangible assets: The intangible assets relate to the purchase of the Company at the close of business on December 31, 2010 and consist of amounts attributable to brand name and relationships with registered representatives. These intangibles are amortized by the straight line method over a ten year time period. The following is a schedule by year of estimated amortization expense.

Year ending December 31:	
2012	$ 61,236
2013	61,236
2014	61,236
2015	61,236
2016	61,236
Thereafter	244,960
	$ 551,140

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Income taxes: The Company is included in the consolidated federal income tax return filed by Berthel Fisher and Company, Inc. which is the 100% owner of ONE Financial, Inc. Federal income taxes are calculated as if the Company filed on a separate return basis, as the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for changes in deferred tax liabilities or assets between years.

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. As of and for the year ended December 31, 2011, the entity had no material uncertain tax positions that are required to be recorded.

Property and equipment: Property and equipment is stated at cost less allowances for depreciation. For financial reporting purposes, depreciation is computed by the straight-line method over the estimated useful lives. The Company uses accelerated methods in computing depreciation for income tax purposes.

Revenue recognition: Commission revenue and related expenses are recorded on a trade date basis.

Fair value measurements: The Fair Value Measurements Topic of the FASB Codification applies to all assets and liabilities that are measured and reported on a fair value basis. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined under this topic as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy under this topic are described below:

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include money market funds and fixed income instruments such as certificates of deposit. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3 Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment. The following describes the valuation techniques used by the Company to measure different financial instruments at fair value.

Money market fund: These funds are valued at the net asset value of shares held at year end.

Recent accounting pronouncements: In May 2011, the FASB issued Accounting Standards Update (ASU) 2011-04, *Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04)*. ASU 2011-04 amended ASC 820, *Fair Value Measurements and Disclosures*, to converge the fair value measurement guidance in GAAP and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. The Company is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Company's financial statements.

Note 2. Related Party Transactions

The Company enters into various transactions and arrangements with its Parent and affiliated companies.

The Company has a management agreement with its Parent in which the Company's Parent provided management services totaling $397,000 for the year ended December 31, 2011.

During the year ended December 31, 2011, the Company paid $5,576 to Berthel Fisher & Company Management Corp. (a wholly owned subsidiary of the Parent) for the use of office facilities. The Company's rental obligation is month to month.

The Company paid $83,220 to an affiliate for license and user fees for the year ended December 31, 2011.

Note 3. Income Taxes

The results of the Company's operations are included in the consolidated tax returns of Berthel Fisher and Company. The entities included in the consolidated returns have adopted the policy of allocating income tax expense or benefit based upon the pro rata contribution of taxable operating income or losses. Generally, this allocation results in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies recognizing benefits to the extent their losses contribute to reduce consolidated taxes. Deferred income taxes have been established by each member of the consolidated group based upon the temporary differences within the entity.

Current and deferred components of the income tax expense for the year ended December 31, 2011 are summarized as follows:

Current	$ 131,000
Deferred	6,235
Income tax expense	$ 137,235

The provision for income taxes for the year ended December 31, 2011 differs from the amounts computed by applying the statutory federal income tax rate of 34%, plus an estimate of 4.5% for state income taxes, to income before income taxes due to the following items:

Computed expected amount	$ 140,756
Nondeductible expenses	1,537
Federal tax benefit of state income taxes deduction	(5,421)
Other	363
	$ 137,235

Deferred taxes are provided on differences between financial reporting and income tax bases of accounting. The differences arise primarily from differing methods used to account for accrued expenses, depreciation of property and equipment and amortization of intangibles. The deferred income tax assets (liabilities) consist of the following:

Gross deferred income tax assets	$ 1,000
Gross deferred income tax liabilities	(243,000)
Net deferred income tax liabilities	$ (242,000)

The Company files income tax returns in U.S. federal jurisdiction and various states. With a few exceptions, the Company is no longer subject to U.S. federal, state and local tax examinations by tax authorities for years before 2008.

Note 4. Property and Equipment

Property and equipment as of December 31, 2011, consists of the following:

Furniture & fixtures	$ 3,127
Development fees	85,699
Accumulated depreciation	(9,944)
Property and equipment, net	$ 78,882

Note 5. Net Capital Requirements

The Company is subject to The SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2011, the Company had net capital of $981,984 which was $881,984 in excess of its required net capital of $100,000. The Company's net capital ratio was .26 to 1.

Note 6. Profit Sharing Plan

Substantially all employees are covered by the Parent's qualified profit sharing plan under Internal Revenue Code Section 401(a), including a qualified cash or deferred arrangement under Section 401(k). Effective January 1, 2011, the 401(k) plan adopted a 3% non-elective safe harbor employer contribution and a discretionary matching contribution. Eligible employees receive 3% of qualifying compensation. The discretionary matching contribution will not apply to deferrals exceeding 6% of eligible compensation. Each participant may elect to defer compensation up to 60%. The Company's contributions for the year ended December 31, 2011 aggregated $6,286.

Note 7. Commitments and Contingencies

The Company is not aware of any pending or threatened legal proceedings arising from the normal course of its business operations that would have a material adverse effect on the Company's financial condition, results of operations or cash flows.

Note 8. Financial Instruments

Off-balance-sheet risk and concentration of credit risk:

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Fair value considerations:
Substantially all of the Company's financial instruments are carried at fair value or amounts that approximate fair value. The Company's remaining financial instruments are generally short-term in nature and liquidate at their carrying values.

There have been no changes in valuation techniques used for any assets measured at fair value during the year ended December 31, 2011.

Note 8. Financial Instruments (Continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2011:

	Fair Value Measurements Using		
Description	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)
Money market, included in cash and cash equivalents	$ -	$ 23,935	$ -
Short-term investment, certificate of deposit	-	107,534	-
	$ -	$ 131,469	$ -

There were no significant transfers of assets between Levels 1, 2 and 3 of the fair value hierarchy during the year ended December 31, 2011.

Note 9. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

Note 10. Subsequent Events

The Company has evaluated subsequent events through February 21, 2012, the date on which the financial statements were available to be issued, and has determined that no events or transactions have occurred through that date that require recognition or disclosure in the financial statements except for the following matter.

On January 10, 2012, the Company received approval from the FINRA pursuant to NASD Rule 1017 to expand the approved lines of business and to implement a fully disclosed clearing agreement with National Financial Services, LLC ("National"), a clearing broker-dealer. Once National receives final regulatory approval and appropriate business measures are taken, the Company will begin to clear transactions on behalf of customers on a fully disclosed basis with them and promptly remit all customer funds and securities to National. National will carry all of the accounts of the customers and maintain and preserve all related books and records as are customarily kept by a clearing broker-dealer.

Securities Management and Research, Inc.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

Schedule I. Computation of Net Capital Under Rule 15c3-1
December 31, 2011

Computation of net capital:		
Total stockholder's equity	$	1,604,976
Total non-allowable assets and other charges:		
Non-allowable receivables		138,828
Property and equipment		78,882
Other assets		27,449
Intangible assets		551,140
Other deductions		38,000
Other addition for deferred tax liability		(212,189)
Net capital before haircuts on securities positions		982,866
Haircuts on securities positions		882
Net capital	$	981,984
Computation of aggregate indebtedness:		
Items from statement of financial condition:		
Commissions payable	$	59,438
Accounts payable and other accrued expenses		180,086
Income taxes payable		10,944
Total aggregate indebtedness	$	250,468
Computation of basic net capital requirement:		
Minimum net capital required, the greater of 6 2/3% of total aggregate indebtedness or $100,000	$	100,000
Excess net capital, net capital less net capital requirement	$	881,984
Percentage of aggregate indebtedness to net capital		26%

Statement pursuant to paragraph (d) of Rule 17a-5:

There are no material differences between the amounts presented in the computations of net capital set forth above and the amounts reported in the Company's unaudited Part IIA Focus report as of December 31, 2011.

Securities Management and Research, Inc.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

Schedule II. Computation for Determination of Reserve Requirements
Under Rule 15c3-3
December 31, 2011

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i) thereof.

Schedule III. Information Relating to Possession or Control Requirements
Under Rule 15c3-3
December 31, 2011

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i) thereof.

McGladrey

Independent Auditor's Report on Internal Control

To the Board of Directors and Stockholder
Securities Management and Research, Inc.
Marion, Iowa

In planning and performing our audit of the financial statements of Securities Management and Research, Inc. (Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Member of the RSM International network of independent accounting, tax and consulting firms.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

McGladrey & Pullen, LLP

Cedar Rapids, Iowa
February 21, 2012